

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2012

<u>Via Facsimile</u>
Mr. Timothy L. Main
President and Chief Executive Officer
Jabil Circuit, Inc.
10560 Dr. Martin Luther King, Jr. Street North
St. Petersburg, Florida 33716

      Re: **Jabil Circuit, Inc.**
              Form 10-K for the Fiscal Year Ended August 31, 2011
              Filed October 27, 2011
              File No. 001-14063

Dear Mr. Main:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Craig D. Wilson

                        Craig D. Wilson
                        Senior Assistant Chief Accountant